Mail Stop 4561
								October 26, 2006

By U.S. Mail and facsimile to: (215) 979-7928

Mr. Anthony DiSandro
President and Chief Executive Officer
PSB Bancorp, Inc.
1835 Market Street
Philadelphia, PA 19103

Re:	PSB Bancorp, Inc.
      Preliminary Schedule 14A
      Filed October 11, 2006
      File No. 000-24601

Dear Mr. DiSandro:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General
1. Please disclose whether Conestoga received any financial projections from PSB Bancorp over the course of negotiations. If so, provide the staff with copies of all projections that were provided to Conestoga.
2. Please provide the staff with a copy of the Board books and any other relevant information prepared by Griffin or Curtis.
3. The staff notes headings of Matter No. 1 and Matter No. 2 but they do not reconcile to the proposals on the proxy card. In this regard, revise to change those captions to "Proposal No. 1", etc. and have them reconcile to the Proposals on the proxy card.

Notice of Special Meeting of Shareholders
4. Please include that shareholders can revoke their proxy up until
the time of the meeting.
Questions and Answers about Voting Procedures for the Special
Meeting, page 1
5. Please provide a Q&A addressing dissenters` rights. (page 10 says
no dissenters` rights?)
6. Revise to add a question and answer for, "What vote is required for approval under the bylaws", and include in the answer a cite to the bylaw section that addresses this issue.
7. Revise to add a question and answer regarding how holders of
ESOP
shares can vote their shares and how the unallocated shares will be
voted.
Summary
The Merger; Consideration to be Received..., page 3
8. Revise to clarify why the loan exposure is approximately $10.4 million more than the outstanding balance.
Interests of Our Directors ...., page 4
9. Revise to add disclosure of the dollar amounts to be received by each named individual, including amounts relating to options and restricted stock awards.

The Parties to the Merger, page 9
10. Supplementally advise the staff if any of the officers and directors of the Company or its subsidiaries have any interests, direct or indirect in Conestoga, its subsidiaries or any entity Conestoga has or intends to acquire, whether stock or otherwise. Participants in PSB`s Employee Stock Ownership Plan, page 15
11. Revise to name the trustee and administrator and provide the staff a copy of the information that will be sent to participants or add them as an Annex.



The Merger
Background of the Merger, page 17
12. With regard to the statement that "Griffin approached Conestoga in late 2005 and preliminary discussions occurred in November 2005...", and noting from Conestoga`s website that the company did not have a bank charter until April 2006, supplementally advise the staff as to whom Griffin met with and the date in late 2005.
13. Noting in event in the third paragraph on page 18 regarding the amendment to the supplemental executive retirement plan (the "Plan"), and with a view towards additional disclosures, please provide the staff with each individual`s calculation of benefits under the plan, both before and after the change. In addition, advise where the changes were disclosed in the Company`s periodic reports. Finally, advise the staff where the Plan`s liability or potential liability was disclosed in most recent Form 10-K and what amounts were or were not included in the Summary Compensation Table and why. We may have further comments.
14. We note there was a "special acquisition corporation that orally indicated a price that was within the range indicated by Conestoga" but the Board of Directors chose not to pursue this potential merger partner because Conestoga was in the midst of due diligence and had ready access to capital. Please explain why the Board chose not to pursue this potential second bidder after Conestoga reduced their offer based on the construction loans and what steps the Board took to negotiate the best price possible for shareholders.
15. Revise the penultimate paragraph on page 19 to quantify the amounts payable under the new and old agreements and supplemental retirement plans.
16. Revise to disclose somewhere in the Background discussion how Conestoga intends to finance the transaction.

Recommendation of our Board of Directors, page 23
17. Please describe how the Board of Directors determined that a price well below the median transaction to book value ratio for transactions nationwide, in the Mid-Atlantic region and in Pennsylvania was in the best interests of shareholders of PSB.

Financial Analyses of Griffin, page 29
18. We note that the comparable analyses of the selected transactions were "reasonably similar, but not identical, to the merger."
Please
elaborate on how these other transactions differ; for example, were they cash-out mergers?

Opinion of Curtis Financial Group; Analyses of Selected Merger Transactions, page 36
19. Similarly, you disclose "no transaction or group of transactions is the same as the merger;" please elaborate as to how the comparable selected transactions differ from the current merger.
20. Please elaborate of the "Performance Transactions" in the third comparison group and how this group compares with PSB.
21. Please provide an explanation as to the table labeled "Transaction Multiples." For example, how you concluded that the PSB transaction was fair comparing some of the lower PSB numbers to the median Mid-Atlantic and PA transaction numbers.
Interests of our Directors..., page 37
22. Revise the last paragraph on page 38 (carryover to page 39) to quantify the options held by Mr. Fumo and Mr. DiSandro and disclose the amounts each will receive for options and restricted stock held by each person.
Employment Agreements, page 68
23. Revise the first paragraph to add the dates of the agreements.

Annexes
24. Please supply the annexes with your next amendment, including both fairness opinions.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      Please contact Kathryn McHale at (202) 551-3464 or me at
(202)
551-3434 with any questions.

      Sincerely,



      Mike Clampitt
      Senior Staff Attorney


      cc:	David R. Payne
620 Freedom Business Center, Suite 200
P.O. Box 62330
King of Prussia, PA 19406
Mr. Anthony DiSandro
PSB Bancorp, Inc.
October 26, 2006
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